 April 10, 2014

Division of Investment Management
Securities and Exchange Commission
ATTN: Ms. Lynn Kenny
100 F Street, N.E.
Washington, D.C. 20549

RE:	Calvert Variable Products, Inc. CIK: 0000743773 SEC File Nos. 811-04000 and 002-90309 File Accession Number: 0000743773-14-000003 Submission Type: 497

Ms. Kenny:

On behalf of the above-named Fund, I request that a correction be made to the file number used in the filing referenced above. In the filing, the ’33 Act file number, 002-90309, was used in error.  The filing should have referenced the N-14 file number, 333-153637.

Please feel free to contact me at (301) 657-7044 with any questions regarding the above.

Sincerely,

/s/ Andrew Niebler

Andrew Niebler
Associate General Counsel